

Mail Stop 3561

October 20, 2016

Jerry A. Shore
Chief Executive Officer
Fred's, Inc.
4300 New Getwell Rd
Memphis, Tennessee 38118

> **Re:** **Fred's, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed April 14, 2016**
> **Response Dated October 13, 2016**
> **File No. 1-14565**

Dear Mr. Shore:

We have reviewed your October 13, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2016 letter.

Notes to Consolidated Financial Statements

Note 10 - Other Commitments and Contingencies, page 54

1.   We reviewed your response to comment 4 and the related disclosure you included in Note 9 to the financial statements included in Form 10-Q filed September 8, 2016. ASC 450 requires that you accrue estimable probable losses and disclose the amount of reasonably possible losses in excess of the amount accrued or that such an estimate cannot be made. Please confirm that you have accrued probable losses that are reasonably estimable and revise the disclosure you propose to include in future filings to clarify that the range of reasonably possible losses represents exposure to loss in excess of the amount accrued. In addition, in future filings please provide the disclosures required by ASC 450-20-50 in regard to each of the other litigation matters disclosed in your periodic reports as well.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products